

November 10, 2010

Chen Liangsheng
Chief Executive Officer
SYSWIN Inc.
9/F Syswin Building
No. 316 Nan Hu Zhong Yuan, Chaoyang District
Beijing 100102
The People's Republic of China

> **Re: SYSWIN Inc.**
> **Registration Statement on Form F-1**
> **Filed November 4, 2010**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the legal opinion provided by Jingtian & Gongcheng (Exhibit 99.2) which, though not explicit, appears to imply that Siswin Xing Ye's activities are not to be considered real estate agency and consultancy services. However, we also note the disclosure throughout your prospectus indicating that you "conduct [y]our real estate sales agency and consultancy businesses through Syswin Xing Ye and its subsidiaries." (page 93)

    For example, on page 126 ("Regulations on Urban Real Estate Sales Agency and Consultancy Services - General Principles on Urban Real Estate Intermediary Services") you state:

> "According to the Urban Real Estate Law and the Intermediary Services
> Administration provisions, the urban real estate intermediary services
> agencies are categorized as real estate consultancy agencies, real estate
> appraisal agencies and real estate brokerage agencies. Accordingly, _our_
> _operating entities engaged in real estate sales agency and consultancy_
> _services are subject to the laws and regulations governing real estate_
> _brokerage agencies and real estate consultancy agencies, respectively,_
> _and shall obtain business licenses from the State Administration for_
> _Industry and Commerce, or SAIC, or its local branches before_
> _commencing their real estate sales agency and consultancy businesses in_
> _China_."

Likewise, on page 95, you disclose that:

> "_Syswin Xing Ye and its subsidiaries_, other than Qingdao Syswin and
> Shanxi Syswin, _have obtained all necessary licenses and permits from the_
> _PRC government to engage in real estate sales agency and consultancy_
> _services businesses_."

Moreover, we note your assertion to be "the largest primary real estate service
provider in Beijing and Northern China," contained on page one of your
prospectus as well as your proposed front cover for the prospectus.

Please file a revised legal opinion to address explicitly whether Siswin Xing Ye
engages in real estate sales agency and consultancy services, revise your
prospectus to disclose the scope of Xing Ye's business as set forth in its business
license, reconcile the implied assertion in the opinion that Xing Ye does not
engage in real estate agency and consultancy services with the disclosure
contained throughout your prospectus indicating otherwise, and clarify why, if
Xing Ye is not engaged in such services, it has "obtained all necessary licenses
and permits from the PRC government to engage in real estate sales agency and
consultancy services businesses." We may have further comment.

2. We note your disclosure and the legal opinion provided by Jingtian & Gongcheng
(Exhibit 99.2) asserting that the services provided by Zhi Di to Xing Ye are not
real estate sales agency and consultancy services under PRC Laws and do not
require a license or permit for such. However, the basis for such opinion is not
clear. Please file a revised legal opinion to address directly why, in light of Xing
Ye's status (as addressed in the preceding comment) "the consultancy services
provided by Syswin Zhi Di to Syswin Xing Ye shall not be deemed as real estate
consultancy service nor sales agency service under PRC Laws."

3.   We note the disclosure that your board and shareholders approved resolutions on November 3, 2010 in order to effect a 12,500-for-one split of the Company's share capital and designate 2.5 billion preferred shares in preparation for your intended initial public offering. We also note the disclosure that your board member and Chief Executive Officer, Liangsheng Chen, who currently owns 78.29% of your outstanding ordinary shares, agreed to sell $16 million worth of shares to entities controlled by Sino-Ocean Land Holdings Limited and to SouFun Holdings Limited, at a price per share equal to the initial public offering price, on October 28, 2010 and November 4, 2010. Please revise your prospectus to disclose why the board determined to effect the specific forward split in the ratio it did and designate 2.5 billion preferred shares. Revise to disclose whether (and, if so, how) the board considered Mr. Chen's October 28, 2010 agreement and whether it knew of Mr. Chen's impending November 4, 2010 agreement (and, if so, how it considered such agreement).

4.   In light of Mr. Chen's 78.29% control of Syswin, please revise your prospectus to affirmatively disclose all material terms of the October 28 and November 4, 2010 agreements.

5.   Please revise your prospectus to disclose how the number of authorized ordinary shares was established.

Proposed Artwork Provided Supplementally

6.   We note your reference to "specialized and differentiated expertise in client service." Please revise to provide context for such statements to explain how the company's expertise is specialized and differentiated and indicate whether this is a determination made by the company or by a third party or remove such general statement.

7.   We note your assertion of being "a leading brand in primary real estate agency services in China" and "the largest primary real estate service provider in Beijing and Northern China." Please remove such statements in light of the legal opinion attached as Exhibit 99.2, which states that you are not engaged in such services.

8.   Please advise as to the relevance of the inset map, which does not contain geographical names but appears to contain at least one dot not reflected on the larger map.

9.   Please revise to explain the reference to "Syswin Brokerage," as you disclose in your prospectus that you transferred your brokerage business to entities controlled by Mr. Chen in August 2010.

Financial Statements and Notes

Consolidated Statements of Operations, page F-5

10.   We have considered your response to comment eight.   Please revise to disclose cash dividends per share in the notes to the financial statements instead of on the face of the Consolidated Statements of Operations.

        You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely LaMothe, Branch Chief, at (202) 5513413 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3785 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Peter Huang, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile: (86) 10 6535 5577